May 9, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonim Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-230887)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Sonim Technologies, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-230887) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on May 9, 2019, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that we have distributed approximately 436 copies of the Preliminary Prospectus dated April 29, 2019 through the date hereof, to underwriters, dealers, institutional investors and others.

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The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

Oppenheimer & Co. Inc. Lake Street Capital Markets, LLC As representatives of the several underwriters

OPPENHEIMER & CO. INC.

By:	/s/ Robin A. Graham
Authorized Signatory

LAKE STREET CAPITAL MARKETS, LLC

By:	/s/ Thomas Cullum
Authorized Signatory